

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

June 5, 2018

Shy Datika
Chief Executive Officer
INX Limited
57/63 Line Wall Road
Gibraltar, GX11 1AA

>   **Re: INX Limited**
>   **Amendment No. 1 to**
>   **Draft Registration Statement on Form F-1**
>   **Submitted April 12, 2018**
>   **CIK No. 0001725882**

Dear Mr. Datika:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 23, 2018 letter.

General

1.   The INX Token appears to have characteristics of an equity security. As such, please disclose that the INX Token is an equity security or otherwise provide us with your detailed legal analysis demonstrating why the INX Token does not represent an "equity security" as such term is defined in Section 3(a)(11) of the Securities Exchange Act of 1934.

2.   You disclose that as part of your INX Exchange platform, you have created the INX Token. In addition, you also disclose that the "INX Exchange will enable peer-to-peer trading "via web portal and application programming interface ("API") solutions"

while, in response to comment 44, you state that the INX Token is an ERC20 compliant Token issued on the Ethereum blockchain. To better understand the nature of the token and the INX Exchange platform, please address the following in your disclosures:

- Please clarify the relationship among, and describe the interoperability of, the INX Exchange, INX Token distributed ledger and INX Token Blockchain, and the Ethereum blockchain. It is not clear whether your platform will represent a blockchain application built on the Ethereum platform, and if that is not the case, please explain to us how the INX Exchange and the INX Token would be compatible.

- Your revised disclosure on page 72 indicates that the "INX Token distributed ledger will service as the register of the INX Token ownership and will be initially maintained by the Company" and that upon the issuance of the tokens "or periodically after trades of the INX Tokens on the INX Exchange, INX Services will record changes in ownership of INX Tokens as data embedded into the Ethereum blockchain." Please clarify whether the "INX Token distributed ledger" represents the company's own internal blockchain independent of the Ethereum blockchain, requiring cryptographic validation which you seem to have not yet developed. In addition, please describe in detail how you will embed the record-keeping of ownership changes of INX Tokens into the Ethereum Blockchain and specify the actual trigger when it will occur. Please also explain who is responsible for the transaction fees on the Ethereum blockchain when transactions are reflected on the Ethereum blockchain.

- Explain in detail how the ownership information will be visible to the public "in its encrypted and anonymized form" given your response to comment 32 that INX Token holders will not hold encrypted keys. Please also describe how these statements are consistent with your revised disclosure on page 73 indicating that the INX Registry will hold specified information regarding the holder of each INX Token, including beneficial ownership and reference to KYC/AML information.

- Since the rights of the INX Token holders and uses of these tokens are not defined by attributes of the INX Token source code, please disclose how a purchaser of an INX Token on a secondary trade will be informed of such rights. Please disclose whether all the rights of the tokenholders will be disclosed and where. If accurate, please disclose that entry into an INX Token Purchase Agreement is part of the account opening process. If not accurate, please describe how a secondary market purchaser would have an enforceable entitlement to the rights set forth in the INX Token Purchase Agreement as disclosed on page 75.

- Please reconcile your disclosures of the INX Exchange being a peer-to-peer trading platform (in which no intermediary can affect a transaction), including the trading of INX Tokens, with your disclosures that the company will have sole control over the INX Registry and the recording of ownership of the INX Tokens and that no transaction may take place until the company generates keys necessary to record such transactions. In addition, please address any functionality and timing concerns, as well as the robustness of the system required for the company to execute and validate every single transaction.

- Please describe how an INX Token holder may initiate a transaction on the INX Exchange.

3.   We note your response to comments 24 and 25. Once the INX platform becomes operational, please revise to disclose how you intend to determine the value of your INX Tokens to be used as payment of "fixed" transaction fees and/or posting of collateral. Your disclosure should also address the valuation methodology if a market for your tokens does not develop. Please discuss the interplay between various valuation methods, such as the impact that one may have on the other as well as the effect any "promotional incentives" that you may offer may have on the token valuation.

Prospectus Cover Page

4.   Please describe the material features of the INX Tokens pursuant to Item 501(b)(2) of Regulation S-K. In this regard, please disclose that:

- INX Tokens may never be privately-traded or traded on platforms other than the INX Exchange because INX Tokens may not be withdrawn from the INX Exchange to an offline or "cold storage device." Instead, INX Tokens may only be transferred between holders through your "sole control over the INX Registry and the recording of ownership of the INX Tokens" and, as a result, that "investors purchasing the INX Tokens in the Offering may be required to hold purchased INX Tokens until the INX Exchange has obtained all required regulatory licenses for its lawful operation." Please also disclose whether the restrictions precluding trading of INX Tokens on other platforms will be embedded in the code, given that the INX Token is an ERC20 compliant token. Otherwise, disclose how you will achieve trading of INX Tokens solely on the INX Exchange.

- None of the features of your INX Tokens are defined by the "INX Token source code," the underlying blockchain, or its "network attributes." Instead, holders only have "contractual rights determined by the INX Token Purchase Agreement" and a holders' security interests will be evidenced by the INX Tokens whose ownership will be disseminated through your web-based portal and online account.

- The pro rata distribution of your adjusted annual net cash flow is not self-executing and requires your board of directors to calculate and distribute the amount in good faith pursuant to the terms of the INX Token Purchase Agreement.

- All rights under the INX Token Purchase Agreement are contingent upon your holders satisfying your KYC/AML procedures; clarifying the extent to which holders need to periodically or otherwise update this information.

Please make corresponding revisions throughout your prospectus when discussing your INX Tokens. In addition, please include a new subheading under your Description of INX Tokens on page 72 discussing why an INX Token is necessary to execute a transaction on the INX Exchange considering that your tokens differ from other digital assets which are fully self-executing smart contracts that allow for decentralized trading, where holders maintain private keys and can maintain their anonymity.

5. We note your disclosure in Schedule 1 to your Form of INX Token Purchase Agreement that currencies acceptable for payment of INX Tokens "are USD, BTC[Bitcoin], and ETH[Ether]." Please revise your prospectus cover page accordingly. In light of the provisions of the token purchase agreement that "[t]he BTC/USD and ETH/USD exchange rates will be determined by TradeBlock's XBX and ETX Indices, respectively, as of 12:00 a.m. (GMT) on the date of execution of the Agreement," please expand your disclosure to discuss how you have selected these indices, and why they represent an accepted standard of valuing non-cash consideration. In addition, please add appropriate risk factor disclosure alerting investors that the exchange value of Bitcoin and Ether may significantly change from a time an investor signs the INX Token Purchase Agreement and when the exchange rate gets determined, such that the investor may receive significantly less INX Tokens than originally subscribed for.

6. To the extent that you intend to continue the offering 365 days after meeting the minimum offering requirement, rather than 365 days after the registration statement is declared effective, please revise your disclosure accordingly. Otherwise, as currently disclosed, your offering may terminate on the 365th day following effectiveness to the extent that you meet the minimum offering requirement on that day.

7. We note your response to comment 10. Please disclose your net proceeds after your underwriter's discounts and commissions in accordance with your assumptions in footnote (2).

Prospectus Summary

Industry Overview

Background & Current Market

Poor Price Discovery, page 4

8.   Please clarify how an exchange acts as "a trading participant on [its] own platform" and substantiate your disclosures that this impairs "price discovery," "does not represent a picture of the true market" and that "[d]ecisions based on this data tend to reinforce false pricing trends." Please also clarify how exchanges "actively affect trading markets" other than through acting as a trading participant thereon.

Our Solution: A Single Regulated Integrated Platform…, page 4

9.   You disclose among other things that you are designing a robust pre-trade and post-trade services platform and that you believe your technology "will…help improve market liquidity, decrease bid-ask spreads and enhance market efficiencies." Since in response to our comment 44 you do not appear to have developed a white paper or otherwise have a proof of concept or undergone a peer review of your intended product, please revise to provide a reasonable basis substantiating your statements. Please expand your disclosure on page 43 to disclose whether Committed, your software developer, has successfully launched similar products in the past.

10.   We note your response to comment 35. Please describe in detail the process by which transactions in "blockchain assets" that are entered into on the registered ATS would be cleared and settled. For example, would there be a process to compare and confirm the material terms of the transactions? By what means would funds be exchanged for and "blockchain assets" be delivered? Would payment and delivery obligations be discharged simultaneously? Would any third party entities be involved in the provision of clearance and settlement services (*e.g.*, escrow agent, custodian bank, clearing broker-dealer, transfer agent)? For transactions in "blockchain assets," please describe how settlement finality would be defined and achieved.

The Offering

Rights Upon Liquidation, page 8

11.   In an appropriate section of the filing, please discuss how you will determine the payment amount due to the token holders in the event of liquidation. Please also disclose whether you may issue senior or collateralized debt and how this would impact INX Token holders in the event of liquidation. Please also discuss how

holding assets in your operating subsidiaries may impact these rights in the event of liquidation.

Risk Factors, page 10

12.   We note your response to comment 15 that "INX Tokens received in payment of transaction fees will remain outstanding…[u]ntil reissued." Given that the number of INX Tokens that may be created is fixed it appears that your proposed business as well as the market for INX Tokens will depend, at least in part, upon your ability to resell INX Tokens received as payment for transaction fees or collateral deposits. Please tell us how you intend to comply with the registration requirements of the Securities Act of 1933 as each reissuance will be a primary offering and further disclose the material risks if you are unable to do so in the future.

13.   Please include sufficient risk factor disclosure concerning the operation of your system as an ATS and the possibility that the currently proposed structure of, or details relating to the INX Exchange may not occur. In this regard, we note that in response to comments 35 and 37 you state that you "anticipate that the exchange will include [certain] functions but such determinations remains subject to [y]our further development of the exchange infrastructure and [y]our application with FINRA." Please address your "plan to provide trading of different types of digital assets, including 'security' and 'utility' tokens and virtual currencies" on the same platform and how this might occur.

Our operations of business outside of the United States and our acceptance of currencies other than U.S. Dollar will subject to currency risk, page 19

14.   Your revised disclosure indicates that you will accept various currencies and digital assets as payment for the purchase of INX Tokens.

   • Please disclose how you will hold the digital assets, if in hot wallets, where those wallets will be located and who will have access to those wallets or if in cold storage, where and how the private key(s) will be located and who will have access to them.

   • Since you may be acting as custodian for digital assets, please tell us whether you need to or intend to register with state or federal regulators, as well as the nature and status of the registration.

   • Please disclose how you will determine the value of your cryptographic and other digital assets.

- Please provide a detailed analysis of the status of the company under Section 3 of the Investment Company Act of 1940, including a discussion of any specific exemptions (or exclusions) that the company intends to rely on.

Dilution, page 29

15. We note your revision in response to comment 7. Please also disclose dilution in the event that you only sell the minimum number of tokens.

Business, page 34

16. We note your responses to comments 14, 17, 22, and 35 through 38. Please describe the material aspects of the market structure of your platform. For example:

- Disclose how the ATS will bring together the orders of multiple buyers and sellers in securities, and the facilities or procedures governing trading on the ATS. Alternatively, if the platform will not operate as an ATS (*e.g.*, a single-dealer system), disclose how it will operate.

- Substantiate your disclosure on page 38 that you will "help improve market liquidity." For example, will your broker-dealer operator or an affiliate of the broker-dealer operator trade in the ATS? Do you have any agreements with a liquidity provider to make markets in any securities?

- Disclose, if true, that you will treat all platform subscribers the same. If not, how would you differentiate among subscribers?

17. We note your response to comment 37. Please advise how you intend to comply with Rule 301(b)(11) of Regulation ATS, which states that an ATS shall not use in its name the word "exchange," or derivations of the word "exchange," such as the term "stock market."

Phases of Development, page 39

18. Please expand your disclosure here to identify which phase(s) of development you may be able to achieve if you only raise the minimum offering amount.

Our Development Plan

Phases of Development, page 39

19. Please revise your disclosure to identify the specific timing and estimated costs for, and current status of, your regulatory approvals and applications. Please also clarify which of the five categories of the use of net proceeds accounts for these registration

and regulatory compliance costs and, if material, delineate individual costs (*e.g.* ATS registration).

Material Agreements

A-Labs Finance and Advisory Ltd. ("A-Labs"), page 42

20.   You disclose that A-Labs will receive among other things, a $500,000 cash payment "payable upon completion of an offering under which the Company has raised from *U.S. persons* not less than $10,000,000." [emphasis added] You also disclose that with respect to services in the U.S. or any U.S. person, A-Labs will provide only advisory services. Please expand your disclosure to materially describe these advisory services.

Principal Shareholders, page 60

21.   We note your response to comment 43. Please respond to the following:

- Supplementally provide us with detailed journal entries for each example of where you have determined a counterparty is acting in the capacity of a founder, a service provider or an investor in exchange for INX tokens.

- Tell us the specific criteria you use to differentiate your determination between counterparties acting in the capacity of founders, service providers and investors. Further, tell us whether there are cases in which the same counterparty has been designated to have acted in the capacity of more than one role and address the specific characteristics on which you rely to classify issuance of INX tokens for each capacity.

- Tell us how your determination changes when the counterparty is a related party.

We continue to evaluate your response to comment 43 and may have further comments.

Description of INX Tokens

Technical Features, page 72

22.   Your revised disclosure suggests that certain attributes of the tokens may represent terms and conditions determined by the INX Exchange in its sole discretion. It is also unclear whether you could or would implement changes to the attributes of the tokens during the offering period.

- Since you are ineligible to conduct a delayed offering at this time, the terms of the tokens must be defined at the time the registration statement is declared

INX Limited
June 5, 2018
Page 9

effective. As such, please further revise your disclosure to provide context to your statements.

- To the extent that you intend to make material changes to the attributes of then outstanding tokens, please disclose this fact and describe how the changes will be communicated to the outstanding token holders. Please also discuss whether the nature and the extent of the changes will be determined solely at your discretion. In addition, please tell us what consideration you have given as to whether any material changes could result in a potential mandatory exchange of outstanding tokens for a new security and how such exchange would be made.

- Please tell us whether material modifications to the terms of the tokens could result in a new security, and if so, how you will comply with any registration obligations.

23.   Your revised disclosure indicates that the Company plans to engage a third party service provider to conduct an audit of the functionality and security of the INX Token. Please disclose how frequently and when such audit will be conducted and whether the results of the audit will be made publicly available, if material.

The INX Token Blockchain, page 72

24.   Please expand disclosure to explain how information regarding individual holdings will be shared with each investor, describing also the nature of an INX Exchange account. Please also disclose what information will be made available to the public via the INX Exchange website.

The INX Token Distributed Ledger, page 73

25.   At the end of page 73 you disclose that the company will generate keys as necessary to record transactions on the INX Registry and that those keys will be stored with the company. Please explain how these keys will be stored, how such keys will be used for authentication if the Company holds them, and how you intend to maintain the security of the keys.

Participation Right in Adjusted Operating Cash Flow, page 74

26.   Please clarify the operation of annual payments from your Adjusted Operating Cash Flow. For example:

- Please disclose whether INX Tokens used as payment of transaction fees will be excluded from the pro-rata calculation, as your disclosure and response to comment 15, suggest, such that other holders of INX Tokens will receive larger payments from your Adjusted Operating Cash Flow as a result, or whether the Adjusted Operating Cash Flow payment amount will be reduced proportionally to account for the distribution amounts that such INX Tokens would have otherwise received.

- Please clarify whether INX Tokens will be tradeable in the period between March 31 and April 30 of each calendar year and, if so, how this will or will not impact such payments.

- Please explain if INX Tokens posted as collateral on the measurement date would entitle holders to annual distributions (if not subsequently forfeited as a part of that transaction).

- Please clarify the mechanics of the any payments related to the participation right by answering the following:

  o Will the board first declare that the participation right will be paid?
  o Will the participation right be in the form of a dividend?
  o Once declared, does the board have discretion to pay the participation right in part?
  o If the board declares payment of the participation right, but payment does not occur or it is not paid out in full, will there be an accrual on the unpaid amount?

27. Please disclose the material implications for how you calculate Adjusted Operating Cash Flow when determining the pro rata distribution to INX Token holders. For example, please address your decision to:

- Include cash flow from the sale and purchase of blockchain assets, which may or may not be securities under the Investment Company Act of 1940.

- Exclude cash received for interest and income taxes during the prior calendar year, and whether you plan to receive a material amount of interest.

- Include cash paid for interest and income taxes, and whether you plan to issue debt to finance your operations.

28. You disclose that a token holder's pro rata portion of the Adjusted Operating Cash Flow will be distributed by crediting the INX Token holder's "account on the INX Exchange." Please specifically state whether the credits will be in US dollars, any other fiat currency, or in INX Tokens. If the latter, prominently disclose this fact in the summary of the offering terms, and ensure that Risk Factor disclose highlights the risk that an INX Token holder may never be able to monetize its investment.

29.   Further elaborate your statement that there "is no solvency condition regarding the distribution." For example, will you continue to make distributions even when your operating results are insufficient to meet your general obligations? Please explain how your officers and directors would be complying with their fiduciary duties under those circumstances.

Capital Reserve and Liquidity Fund…, page 75

30.   We note your response to comment 54. Please respond to the following:

- Provide us with detailed journal entry examples for the establishment, maintenance and relief of the intended capital reserve and liquidity fund.

- Supplementally provide us with your analysis explicitly linking each step to authoritative accounting literature or guidance supporting your determination for how you will account for the INX Tokens that establish and maintain the capital reserve and liquidity fund.

- Address how activity within the capital reserve and liquidity fund will be reflected on the statement of cash flows.

We continue to evaluate your response to comment 54 and may have further comments.

Trading and Secondary Market for INX Tokens, page 76

31.   Please describe in detail how the Purchasing Account and the Trading Account will function and interact. For example, will the Trading Accounts be tracked on a separate distributed ledger? Since you control the data entry into the INX Registry which records the ownership of INX Tokens, how and who will perform these functions as they relate to the Trade Accounts? In addition, if a participant in your INX Exchange can create a Trade Account without being required to be an INX Token holder, how those participants can transfer assets on their Trade Accounts to execute transactions on your platform?

Tokens Eligible for Future Sale

Original Token Issuance, page 77

32.　We note your response to comment 4.　Please explain how the 17,626,562 currently outstanding INX Tokens were issued since your web-based portal and online account appear to have been under development at that time.　In addition, we note that through this amendment, you made significant changes to the terms of the INX Tokens being offered pursuant to this registration statement.　Please disclose whether the currently outstanding INX Tokens constitute different securities from the tokens being registered in this offering.

Plan of Distribution, page 81

33.　We note your response to comment 3.　For transactions in the INX Tokens, please describe how settlement finality would be defined and achieved.

34.　We note your revisions in response to comment 48 that in order to purchase tokens, investors must first apply for a Purchasing Account and complete certain KYC/AML procedures which must then be reviewed and accepted or rejected by you in a process that you estimate "will take up to 30 days."　We further note that investors must also execute an INX Token Purchase Agreement for a certain quantity of INX tokens after setting up a Purchasing Account which will also be reviewed and may be rejected by you at your discretion.　Accordingly, please explain how this offering complies with Securities Act Rule 415(a)(ix)'s requirement that a continuous offering must commence "promptly" considering that you are ineligible to make this offering on a delayed basis.

35.　Please disclose whether sales will be made continuously after your minimum offering amount is reached or whether you intend to conduct a series of closings and, if so, at what intervals.　Please also state that any rejected subscription will be returned "promptly."

36.　We note your response to comment 58.　It appears that at least some of your officers and directors are ineligible to rely on Exchange Act 3a4-1's non-exclusive safe harbor as their bonuses "are based [on] the sale of a certain amount of Tokens in the offering" and thereby are being indirectly compensated in connection with their participation in this offering.　Please advise whether you intend to rely on a different safe harbor or whether these insiders will be registered as broker-dealers pursuant to Section 15(a)(1) of the Exchange Act.

37.　We note that "[p]ursuant to the A-Labs Engagement Agreement, A-Labs will receive…(ii) a grant of 4,550,000 INX Tokens, subject to a repurchase option by the Company, under which the Company is entitled to repurchase INX Tokens for $0.01

per Token…. The Company's INX Token repurchase option shall lapse immediately after the consummation of an offering raising not less than $10,000,000 from third parties on or prior to September 26, 2018." Regulation M, subject to certain exceptions, prohibits any distribution participant (i.e., underwriters, brokers, dealers, or other persons who have agreed to participate or are participating in a distribution of securities) and its "affiliated purchasers" from bidding for, purchasing, or attempting to induce any person to bid for or purchase, any security that is the subject of a distribution until after the applicable restricted period, except as specifically permitted in Rule 101, and issuers, selling security holders, and any affiliated purchaser of such person from bidding for, purchasing, or attempting to induce any person to bid for or purchase a covered security during the applicable restricted period in connection with a distribution of securities effected by or on behalf of an issuer or selling security holder, except as specifically permitted in Rule 102. Please explain how you intend to comply with Regulation M.

38. We note that your offering is now subject to a minimum offering amount of $5 million. To the extent that you engage the services of broker-dealers at any time prior to the termination of this offering (refer to footnote (2) disclosure on the prospectus cover page), please note that your disclosure must reflect compliance with Exchange Act Rule 15c2-4(b) related to the custody of payments in an offering conducted on an "all or none" basis. In addition, please ensure that the "Investor Account" is consistently defined throughout the filing as the "Company's segregated bank account." Otherwise, please advise.

39. Please disclose whether you or your affiliates, including any broker-dealers you engage, or any other party involved in marketing the securities, reserves the right to purchase securities to meet the minimum contingency. If so, please disclose the amount of securities that may be purchased, and include a statement that such persons are purchasing the securities for investment and not for resale. If such amounts would represent a material portion of the minimum offering requirement, please update relevant risk factor disclosure to highlight this fact and the resulting risks.

Index to Financial Statements

Financial Statements as of December 31, 2017

Balance Sheet, page F-3

40. We note your response to comments 59 and 65. Please respond to the following:

- Tell us, in greater detail, exactly what valuation technique(s) and related inputs were utilized in the determination of INX Token fair value and how they comply with IFRS 13 paragraph 61.

- Supplementally provide us with your detailed calculations used to determine the fair value of the 4,550,000 Tokens paid to A-Labs, such that we may understand all variables and assumptions in your determination of a fair value of $6,000. Include all the journal entries in your response.

- Identify the characteristics you used to distinguish this transaction as an objective exchange between market participants when formulating your assumptions pursuant to IFRS 13 paragraph 23.

- Likewise, supplementally provide us with your detailed calculation used to determine the your fair value of the INX Token liability in respect to the 17,626,562 INX Tokens, which resulted in a $50,000 fair value adjustment to the statement of comprehensive loss. Include all the respective journal entries in your response.

- Tell us why your transactions with A-Labs, a related party, should be considered an orderly transaction between market participants for purposes of determining the fair value of INX Tokens.

We continue to evaluate your response to comments 59 and 65 and may have further comments.

Notes to the Financial Statements

Note 3: INX Token Liability, page F-14

41.   We note your response to comment 65. Further, we note that you consider your fair value measurement method of the INX Token liability a Level 2 fair value measure. Please provide us supplementally with your rationale for this determination. Include in your response the specific inputs used, the related values and variables, and how they qualify for Level 2 classification pursuant to IFRS 13 paragraphs 81-85.

Note 5: Convertible Loans, page F-16

42.   We note your response to comment 66; however, copies of the convertible loan agreements were not included in the response. Please supplementally provide us with copies of the convertible loan agreement so that we can better understand your analysis and conclusion. We continue to evaluate your response to comment 66 and may have further comments.

Exhibit Index

43. We note your response to comment 27. Please file as an exhibit with your next amendment the legal opinion attached as Appendix II pursuant to Item 601(b)(5) of Regulation S-K, and revise your Exhibit Index accordingly. Please further direct counsel to remove the limitations on reliance from its opinion consistent with Section II.A.3.d of Staff Legal Bulletin No. 19. Otherwise, please tell us you why you believe you are not required to do so.

Exhibit 4.1

44. We note your responses to comments 3, 5 and 20 stating among other things, that the "only way to transfer of ownership of INX Tokens will be through the change of ownership recorded on the INX Registry," "no transfers may occur without the Company recording such transfer on the ledger," and "[a]ll transactions in INX Tokens will take place on the INX Exchange." Please advise how your responses are consistent with the provisions of Section 1.6 and 1.7 of Exhibit B to the Form of INX Token Purchase Agreement stating that "INX Tokens are freely tradable securities" that may be repurchased "on another platform on which the INX Tokens may be traded." Please revise your disclosures as necessary to accurately describe whether or not the INX Tokens can trade on trading platforms outside of INX Exchange.

You may contact Lory Empie, Staff Accountant, at (202) 551-3714 or Stephen Kim, Assistant Chief Accountant, at (202) 551-3291 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Mark S. Selinger, Esq.